Exhibit 99.2

Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. Please consider carefully the conditions attaching to appointment of a proxy.

A proxy form in hard copy must be delivered to No. 17, Jalan Astana 1D, Bandar Bukit Raja, 41050 Klang, Selangor Darul Ehsan, Malaysia (Attention to: Sean See).

A proxy form in electronic copy must be delivered to seansee@founderenergy.com.my

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

1	If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

2	If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on June 18, 2025, being the Record Date, are entitled to attend and vote at the meeting of the Company.

3	A proxy need not be a member of the Company.

If you complete a proxy form, can you still attend and vote at the meeting?

4	Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes.

Multiple proxies

5	If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

6	In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

How to appoint a proxy

7	If you are an eligible member and a natural person, the appointment of your proxy must be in writing and signed by you or your authorised attorney.

8	If you are an eligible member and a corporation, the appointment of your proxy must be in writing and executed in any of the following ways: (i) under the corporation’s common seal or (ii) not under the corporation’s common seal but otherwise in accordance with its articles of association.

Delivery of proxy form to Company

9	For an appointment of a proxy to be effective, the following documents must be received by the Company before the time for the holding of the meeting or adjourned meeting at which the proxy proposes to vote:

(a)	The proxy form;

(b)	If the proxy form is executed by a corporation otherwise than under its common seal - an extract of its articles that evidences that it may be duly executed in that way; and

(c)	If the proxy form is signed by your attorney -- the authority under which it was signed or a certified copy of the authority.

10	Those documents may be delivered in either of the following ways:

(a)	In the case of hard-copy documents - they must be left at or sent by post to the Company’s registered office or the other place, if any, specified by the Company for the purpose of the meeting.

(b)	In the case of documents comprised in an electronic record - they must be sent to an address specified by the Company for the purpose of receiving electronic records.

11	If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.

Founder Group Limited

Registered Company No 2124362

(the Company)

Proxy Form

I/We1__________________________________________ of __________________________________________being a member/members of the Company and the holder/holders of __________________________________________(number and class of shares) appoint as my/our proxy 2__________________________________________of __________________________________________

at the extraordinary general meeting of the Company to be held via Teams (Teams Meeting Link: https://teams.microsoft.com/l/meetup-join/19%3ameeting_ZmQ1Njk3OTEtNmE5MC00ODM4LWE5MzItMDQxOTNlZjI3MDI4%40thread.v2/0?context=%7b%22Tid%22%3a%22b25d131b-1c5b-4090-8202-729bd01f0e4c%22%2c%22Oid%22%3a%22f28c19ab-1bc9-4ca2-aa06-2a5840057b64%22%7d) on July 8, 2025 at 10 A.M. (Eastern Time) and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

Resolution		For	Against	Abstain

1

RESOLVED THAT, the Company approve and adopt the amendment and restatement of the company’s memorandum and articles of association in the form annexed to this Notice, which include (among other things) a dual class share structure and the creation of two new classes of shares, being A ordinary shares of no par value (Class A Shares) and B ordinary shares of no par value (Class B Shares) which rank pari passu as to distributions (including on a liquidation), and provide for enhanced voting rights at a rate of twenty-to-one in favour of the Class B Shares.

		☐	☐	☐

2

RESOLVED THAT, the Company amend its share capital with immediate effect to reflect the following share redesignations:

(1)       the 2,000,000 Ordinary Shares registered in the name of LEE SENG CHI shall be redesignated as Class B Shares;

(2)       the 2,000,000 Ordinary Shares registered in the name of RESERVOIR LINK ENERGY BHD shall be redesignated as Class B Shares; and

(3)       the remaining Ordinary Shares in issue shall be redesignated as Class A Shares.

		☐	☐	☐

3	RESOLVED THAT, the Meeting be adjourned to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve any other proposal(s).	☐	☐	☐

Dated ______________ 2025

Executed by:

____________________

Signature of shareholder

Name of Authorised Officer/Attorney: ________________________3

[1]	Full name(s) and address(es) to be inserted in block letters.
[2]	Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.
[3]	To be completed if the shareholder is a corporation – please insert name of authorised officer/attorney signing on behalf of the corporate shareholder.